Free Writing Prospectus (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013, and the Product Supplement ETF STR-1 dated October 24, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-190038

Subject to Completion

Preliminary Term Sheet dated February 3, 2014

The notes are being issued by Barclays Bank PLC (“Barclays”). There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page S-9 of product supplement ETF STR-1.

Our initial estimated value of the notes, based on our internal pricing models, is expected to be between $9.60 and $9.77 per unit on the pricing date, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-15 of this term sheet.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1) (2)	$10.000	$
Underwriting discount (1) (2)	$0.125	$
Proceeds, before expenses, to Barclays	$9.875	$

(1)	For any purchase of 500,000 units or more in a single transaction by an individual investor, the public offering price and the underwriting discount will be $9.975 per unit and $0.100 per unit, respectively.

(2)	For any purchase by certain fee-based trusts and discretionary accounts managed by U.S. Trust operating through Bank of America, N.A., the public offering price and underwriting discount will be $9.875 per unit and $0.000 per unit, respectively.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.

February     , 2014

Units
$10 principal amount per unit
CUSIP No. Barclays Pricing Date* February     , 2014 Settlement Date* March     , 2014 Maturity Date* March     , 2015 *Subject to change based on the actual date the notes are priced for initial sale to the public (the “pricing date”) Strategic Accelerated Redemption Securities® Linked to an International Equity Basket
¡ Automatically callable if the Observation Level of the Basket on any Observation Date, occurring approximately six, nine, and twelve months after the pricing date, is at or above the Starting Value
¡ In the event of an automatic call, the amount payable per unit will be:
¡ [$10.450 to $10.650] if called on the first Observation Date
¡ [$10.675 to $10.975] if called on the second Observation Date
¡ [$10.900 to $11.300] if called on the final Observation Date
¡ If not called on the first or second Observation Date, a maturity of approximately one year and one week
¡ The Basket will be comprised of the iShares® MSCI EAFE ETF and the iShares® MSCI Emerging Markets ETF.
¡ If not called, 1-to-1 downside exposure to decreases in the Basket, with up to 100% of your principal at risk
¡ All payments are subject to the credit risk of Barclays Bank PLC
¡ No periodic interest payments
¡ Limited secondary market liquidity, with no exchange listing
¡ The notes are senior unsecured debt securities and are not deposit liabilities of Barclays Bank PLC. The notes are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom, or any other jurisdiction. Enhanced Return Barclays

Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March , 2015

Summary

The Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March     , 2015 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction or secured by collateral. The notes will rank equally with all of our other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of Barclays. The notes will be automatically called at the applicable Call Amount if the Observation Level of the Market Measure, which is the International Equity Basket described below (the “Basket”) on any Observation Date is equal to or greater than the Starting Value. If your notes are not called, you will lose all or a portion of the principal amount of your notes. Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 Original Offering Price per unit and will depend on our credit risk and the performance of the Basket. See “Terms of the Notes” below.

On the cover page of this term sheet, we have provided the estimated value range for the notes. This range of estimated values was determined based on our internal pricing models, which take into account a number of variables, including our internal funding rates, which are our internally published borrowing rates we use to issue market-linked investments, and the economic terms of certain related hedging arrangements. The notes are subject to an automatic call, and the initial estimated value is based on an assumed tenor of the notes. This range of estimated values may not correlate on a linear basis with the range of Call Amounts and Call Premiums for the notes. The estimated value of the notes calculated on the pricing date is expected to be less than the public offering price and will be set forth in the final term sheet made available to investors in the notes.

The economic terms of the notes (including the Call Amounts and Call Premiums) are based on our internal funding rates, which may vary from the rates at which our benchmark debt securities trade in the secondary market, and the economic terms of certain related hedging arrangements. The difference between these rates, as well as the underwriting discount, the hedging-related charge and other amounts described below, will reduce the economic terms of the notes. For more information about the estimated value and structuring the notes, see “Structuring the Notes” on page TS-15.

Terms of the Notes

Issuer:	Barclays Bank PLC (“Barclays”)
Original Offering Price:	$10.00 per unit
Term:	Approximately one year and one week, if not called on the first or second Observation Date
Market Measure:	An equally weighted International Equity Basket comprised of the iShares® MSCI EAFE ETF (NYSE Arca symbol: “EFA”) and the iShares® MSCI Emerging Markets ETF (NYSE Arca symbol: “EEM”).
Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:	The Observation Level on the final Observation Date.
Observation Level:	The value of the Market Measure on any Observation Date, calculated as described on page TS-8.
Observation Dates:

August     , 2014, November     , 2014, and March     , 2015 (the final Observation Date), approximately six, nine, and twelve months after the pricing date.

The Observation Dates are subject to postponement in the event of Market Disruption Events, as described on page S-25 of product supplement ETF STR-1.

Call Level:	100% of the Starting Value
Call Amounts (per Unit) and Call Premiums:

[$10.450 to $10.650], representing a Call Premium of [4.50% to 6.50%] of the Original Offering Price, if called on the first Observation Date;

[$10.675 to $10.975], representing a Call Premium of [6.75% to 9.75%] of the Original Offering Price, if called on the second Observation Date; and

[$10.900 to $11.300], representing a Call Premium of [9.00% to 13.00%] of the Original Offering Price, if called on the final Observation Date.

The actual Call Amounts and Call Premiums will be determined on the pricing date.

Call Settlement Dates:

Approximately the fifth business day following the applicable Observation Date, subject to postponement as described beginning on page S-25 of product supplement ETF STR-1; provided however, that the Call Settlement Date related to the final Observation Date will be the maturity date.

Threshold Value:	100% of the Starting Value
Price Multiplier:	1, for each Basket Component, subject to adjustment for certain corporate events relating to the Basket Components described beginning on page S-29 of product supplement ETF STR-1.
Fees Charged:	The public offering price of the notes includes the underwriting discount of $0.125 per unit as listed on the cover page and an additional charge of $0.05 per unit more fully described on page TS-15.
Calculation Agents:	Barclays and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Payment Determination

Automatic Call Provision:

Redemption Amount Determination:

If the notes are not called, you will receive the Redemption Amount per unit on the maturity date, determined as follows:

Because the Threshold Value for the notes is equal to the Starting Value, you will lose all or a portion of your investment if the Ending Value is less than the Starting Value.

Strategic Accelerated Redemption Securities®	TS-2

Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March , 2015

The terms and risks of the notes are contained in this term sheet and the documents listed below (together, the “Note Prospectus”). The documents have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated below or obtained from MLPF&S by calling 1-866-500-5408:

▪	Product supplement ETF STR-1 dated October 24, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513409990/d615952d424b2.htm

▪	Series A MTN prospectus supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

▪	Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement ETF STR-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Barclays.

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Observation Level of the Basket on any of the Observation Dates will be equal to or greater than the Starting Value, and, in that case, you accept an early exit from your investment.

▪	You accept that the return on the notes, if any, will be limited to the return represented by the applicable Call Premium even if the percentage change in the level of the Basket is significantly greater than the applicable Call Premium.

▪	If the notes are not called, you accept that your investment will result in a loss, which could be significant, if the Ending Value is below the Threshold Value.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing debt securities.

▪	You are willing to forgo dividends or other benefits of owning the Basket Components or the securities held by the Basket Components.

▪	You are willing to accept a limited market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, the inclusion in the public offering price of the underwriting discount, the hedging-related charge and other amounts, as described on page TS-2.

▪	You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Call Amounts and the Redemption Amount.

The notes may not be an appropriate investment for you if:

▪	You wish to make an investment that cannot be automatically called prior to maturity.

▪	You believe that the level of the Basket will decrease from the Starting Value to the Ending Value.

▪	You anticipate that the Observation Level will be less than the Call Level on each Observation Date.

▪	You seek an uncapped return on your investment.

▪	You seek principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the Basket Components or the securities held by the Basket Components.

▪	You seek an investment for which there will be a liquid secondary market.

▪	You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Strategic Accelerated Redemption Securities®	TS-3

Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March , 2015

Examples of Hypothetical Payments

The following examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Call Amount or Redemption Amount, as applicable, based on the hypothetical terms set forth below. The actual amount you receive and the resulting return will depend on the actual Observation Levels, Call Premiums, and the term of your investment. The following examples do not take into account any tax consequences from investing in the notes. These examples are based on:

1)	the Starting Value of 100.00;

2)	the Threshold Value of 100.00;

3)	the Call Level of 100.00;

4)	an expected term of the notes of approximately one year and one week if the notes are not called on the first or second Observation Date;

5)	a Call Premium of 5.50% of the Original Offering Price if the notes are called on the first Observation Date, 8.25% if called on the second Observation Date, and 11.00% if called on the final Observation Date (the midpoint of the applicable Call Premium ranges); and

6)	Observation Dates occurring approximately six, nine, and twelve months after the pricing date.

For recent hypothetical levels of the Basket, see “The Basket” section below. The Ending Value will not include any income generated by dividends paid on Basket Components or the securities held by the Basket Components, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.

Strategic Accelerated Redemption Securities®	TS-4

Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March , 2015

Notes Are Called on an Observation Date

The notes will be called at $10.000 plus the applicable Call Premium on one of the Observation Dates if the Observation Level is equal to or greater than the Call Level.

Example 1 – The Observation Level on the first Observation Date is 110.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $0.550 = $10.550 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 2 – The Observation Level on the first Observation Date is below the Call Level, but the Observation Level on the second Observation Date is 105.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $0.825 = $10.825 per unit. After the notes are called, they will no longer remain outstanding and there will not be any further payments on the notes.

Example 3 – The Observation Levels on the first and second Observation Dates are below the Call Level, but the Observation Level on the third and final Observation Date is 105.00. Therefore, the notes will be called at $10.000 plus the Call Premium of $1.100 = $11.100 per unit.

Notes Are Not Called on Any Observation Date

Example 4 – The notes are not called on any Observation Date and the Ending Value is less than the Threshold Value. The Redemption Amount will be less, and possibly significantly less, than the Original Offering Price. For example, if the Ending Value is 80.00, the Redemption Amount per unit will be:

$10 –	[	$10 ×	(100.00 – 80.00 100.00)	]	= $8.000

Summary of the Hypothetical Examples

	Notes Are Called on an Observation Date			Notes Are Not Called on Any Observation Date
	Example 1	Example 2	Example 3	Example 4
Starting Value	100.00	100.00	100.00	100.00

Call Level	100.00	100.00	100.00	100.00

Threshold Value	100.00	100.00	100.00	100.00

Observation Level on the First Observation Date	110.00	90.00	90.00	88.00

Observation Level on the Second Observation Date	N/A	105.00	83.00	78.00

Observation Level on the Final Observation Date	N/A	N/A	105.00	80.00

Return of the Basket	10.00%	5.00%	5.00%	-20.00%

Return of the Notes	5.50%	8.25%	11.00%	-20.00%

Call Amount / Redemption Amount per Unit	$10.550	$10.825	$11.100	$8.000

Strategic Accelerated Redemption Securities®	TS-5

Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March , 2015

Risk Factors

There are important differences between the notes and a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-9 of product supplement ETF STR-1, and page S-6 of the Series A MTN prospectus supplement identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	If the notes are not called, your investment will result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪	Your investment return, if any, is limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Basket Components.

▪	The estimated value of your notes is based on our internal pricing models. Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. These variables and assumptions are not evaluated or verified on an independent basis and may prove to be inaccurate. Different pricing models and assumptions of different financial institutions could provide valuations for the notes that are different from our estimated value.

▪	The estimated value is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced in this term sheet may be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The estimated value of your notes is expected to be lower than the public offering price of your notes. This difference is expected as a result of certain factors, such as the inclusion in the public offering price of the underwriting discount, the hedging-related charge, the estimated profit, if any, that we or any of our affiliates expect to earn in connection with structuring the notes, and the estimated cost which we may incur in hedging our obligations under the notes, as further described in “Structuring the Notes” on page TS-15. If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for the notes and lower than the estimated value because the secondary market prices do not include such fees, charges and other amounts, and take into consideration the levels at which our debt securities trade in the secondary market.

▪	The estimated value of the notes is not a prediction of the prices at which MLPF&S or its affiliates, or any of our affiliates or any other third parties may be willing to purchase the notes from you in secondary market transactions. The price at which you may be able to sell your notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any trading commissions, and may be substantially less than our estimated value of the notes. Any sale prior to the maturity date could result in a substantial loss to you.

▪	A trading market is not expected to develop for the notes. We, MLPF&S and our respective affiliates are not obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪	Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of the Basket Components or securities held by the Basket Components), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the price of one Basket Component may be offset by changes in the price of the other Basket Component.

▪	The sponsor of the Underlying Indices described below may adjust one or both of the Underlying Indices in a way that affects its level or their levels, and has no obligation to consider your interests.

▪	The sponsor and investment advisor of the Basket Components may adjust the Basket Components in a way that could adversely affect the value of the notes and the amount payable on the notes, and these entities have no obligation to consider your interests.

▪	You will have no rights of a holder of the shares of the Basket Components or the securities held by the Basket Components, and you will not be entitled to receive securities or dividends or other distributions on those securities.

▪	While we, MLPF&S or our respective affiliates may from time to time own shares of the Basket Components, stocks held by the Basket Components, or stocks included in the Underlying Indices, we, MLPF&S and our respective affiliates do not control any company included in any Basket Component or included in an Underlying Index, and are not responsible for any disclosure made by any other company.

▪	There are liquidity and management risks associated with the Basket Components.

Strategic Accelerated Redemption Securities®	TS-6

Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March , 2015

▪	The performance of each Basket Component and the performance of the related Underlying Index may vary.

▪	Risks associated with each Underlying Index or the underlying assets of the Basket Components will affect the share prices of the Basket Components and hence, the value of the notes.

▪	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets.

▪	The payments on the notes will not be adjusted for all corporate events that could affect a Basket Component. See “Description of the Notes — Anti-Dilution and Discontinuance Adjustments” beginning on page S-29 of product supplement ETF STR-1.

▪	There may be potential conflicts of interest involving the calculation agent, including the calculation agents’ roles in establishing the economic terms of the notes and determining the estimated value of the notes. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Material U.S. Federal Income Tax Considerations” below and “Material U.S. Federal Income Tax Considerations” beginning on page S-39 of product supplement ETF STR-1.

Additional Risk Factors

Because the iShares® MSCI Emerging Markets ETF is a Basket Component, an investment in the notes will involve risks that are associated with investments that are linked to the equity securities of issuers from emerging markets

Many of the issuers included in the Underlying Index of the iShares® MSCI Emerging Markets ETF are based in nations that are undergoing rapid institutional change, including the restructuring of economic, political, financial, and legal systems. The regulatory and tax environments in these nations may be subject to change without review or appeal, and many emerging markets suffer from underdevelopment of their capital markets and their tax systems. In addition, in some of these nations, issuers of the relevant securities face the threat of expropriation their assets, and/or nationalization of their businesses. It may be more difficult for an investor in these markets to monitor investments in these companies, because these companies may be subject to fewer disclosure requirements than companies in developed markets, and economic and financial data about some of these countries may be unreliable.

Strategic Accelerated Redemption Securities®	TS-7

Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March , 2015

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the level of the Basket from the Starting Value to the Ending Value. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.

For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes-Basket Market Measures” beginning on page S-33 of product supplement ETF STR-1.

If January 24, 2014 were the pricing date, for each Basket Component, the Initial Component Weight, the Closing Market Price, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:

Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Market Price(1)(2)	Component Ratio(1)(3)	Initial Basket Value Contribution
iShares® MSCI EAFE ETF	EFA	50.00%	64.85	0.77101002	50.00
iShares® MSCI Emerging Markets ETF	EEM	50.00%	38.24	1.30753138	50.00

				Starting Value	100.00

(1)	The actual Closing Market Price of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of the Notes — Basket Market Measures — Determination of the Component Ratio for Each Basket Component” beginning on page S-33 of product supplement ETF STR-1 if a Market Disruption Event occurs on the pricing date as to any Basket Component.

(2)	These were the Closing Market Prices of the Basket Components on January 24, 2014. Each Basket Component has an initial Price Multiplier of 1.

(3)	Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the Closing Market Price of that Basket Component on January 24, 2014 and rounded to eight decimal places.

The calculation agent will calculate the value of the Basket on each scheduled Observation Date by summing the products of (a) the Closing Market Price, multiplied by its respective Price Multiplier, for each Basket Component on that scheduled Observation Date and (b) the Component Ratio applicable to that Basket Component. If a Market Disruption Event occurs as to any Basket Component on any scheduled Observation Date, the Closing Market Price of that Basket Component will be determined as more fully described above and beginning on page S-33 of product supplement ETF STR-1.

The Price Multiplier for each Basket Component will be set to 1 on the pricing date, and is subject to adjustment for certain corporate events relating to that Basket Component. See the section entitled “Description of the Notes — Anti-Dilution and Discontinuance Adjustments” beginning on page S-29 of product supplement ETF STR-1.

Strategic Accelerated Redemption Securities®	TS-8

Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March , 2015

While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical monthly performance of the Basket from January 2008 through December 2013. The graph is based upon actual month-end historical prices of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of December 31, 2007, and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.

Hypothetical Historical Performance of the Basket

Strategic Accelerated Redemption Securities®	TS-9

Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March , 2015

The Basket Components

We have derived the following information from publicly available documents published by iShares, Inc. (“iShares”), a registered investment company. We make no representation or warranty as to the accuracy or completeness of the following information. We are not affiliated with either Basket Component, and neither Basket Component will have any obligations with respect to the notes. This term sheet relates only to the notes and does not relate to the shares of either Basket Component or securities included in either of the Underlying Indices described below. Neither we nor MLPF&S has or will participate in the preparation of the publicly available documents described below. Neither we nor MLPF&S has made any due diligence inquiry with respect to either Basket Component in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this term sheet, including events that would affect the accuracy or completeness of the publicly available documents described below, that would affect the trading price of the shares of the Basket Components have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Basket Components could affect the value of the shares of the Basket Components on each Observation Date and therefore could affect your return on the notes.

iShares consists of numerous separate investment portfolios, including the Basket Components. The Basket Components typically earn income dividends from securities included in the applicable Underlying Index. These amounts, net of expenses and taxes (if applicable), are passed along to the Basket Component’s shareholders as “ordinary income.” In addition, each Basket Component realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because your notes are linked only to the share price of the Basket Components, you will not be entitled to receive income, dividend, or capital gain distributions from the Basket Components or any equivalent payments.

Information provided to or filed with the SEC by iShares Trust (the “Trust”) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located at the SEC’s facilities or through the SEC’s website by reference to SEC file number 333-92935 and 811-09729, respectively. Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located at the SEC’s facilities or through the SEC’s website by reference to SEC file number 033-97598 and 811-09102, respectively. We have not independently verified the accuracy or completeness of the information or reports.

The iShares® MSCI EAFE ETF

The iShares® MSCI EAFE ETF is intended to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index, the MSCI EAFE Index. This Basket Component has an expense ratio of approximately 0.34% per year and trades on NYSE Arca under the ticker symbol “EFA”.

The MSCI EAFE Index. The MSCI EAFE Index is intended to measure equity market performance in developed market countries, excluding the U.S. and Canada. The MSCI EAFE Index is a free float-adjusted market capitalization equity index with a base date of December 31, 1969 and an initial value of 100. The MSCI EAFE Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The MSCI EAFE Index currently consists of companies from the following 21 developed countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, The Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, and the United Kingdom. As of December 31, 2013, the five largest country weights were United Kingdom (21.95%), Japan (20.92%), France (10.03%), German (9.49%) and Switzerland (8.91%), and the five largest sector weights were Financials (25.63%), Industrials (12.92%), Consumer Discretionary (11.93%), Consumer Staples (10.93%) and Health Care (10.03%).

The MSCI EAFE Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

The iShares® MSCI Emerging Markets ETF

The iShares® MSCI Emerging Markets ETF is intended to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of its Underlying Index, the MSCI Emerging Markets Index. This Basket Component has an expense ratio of approximately 0.67% per year and trades on NYSE Arca under the ticker symbol “EEM”.

The MSCI Emerging Markets Index. The MSCI Emerging Markets Index is intended to measure equity market performance in the global emerging markets. The MSCI Emerging Markets Index is a free float-adjusted market capitalization index with a base date of December 31, 1987 and an initial value of 100. The MSCI Emerging Markets Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The MSCI Emerging Markets Index currently consists of the following 21 emerging market country indices: Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand, and Turkey. As of December 31, 2013, the five largest country weights were China (19.81%), South Korea (16.13%), Taiwan (11.66%), Brazil (10.69%) and South Africa (7.42%), and the five largest sector weights were Financials (26.65%), Information Technology (15.99%), Energy (11.26%), Materials (9.7%) and Consumer Discretionary (8.88%),

The MSCI Emerging Markets Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

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General - MSCI Indices

MSCI provides global equity indices intended to measure equity performance in international markets and the MSCI International Equity Indices are designed to serve as global equity performance benchmarks. In constructing these indices, MSCI applies its index construction and maintenance methodology across developed, emerging, and frontier markets.

MSCI enhanced the methodology used in its MSCI International Equity Indices. The MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, transitioned to the global investable market indices methodology described below. The transition was completed at the end of May 2008. The Enhanced MSCI Standard Indices are composed of the MSCI Large Cap and Mid Cap Indices. The MSCI Global Small Cap Index transitioned to the MSCI Small Cap Index resulting from the Global Investable Market Indices methodology and contains no overlap with constituents of the transitioned MSCI Standard Indices. Together, the relevant MSCI Large Cap, Mid Cap, and Small Cap Indices will make up the MSCI investable market index for each country, composite, sector, and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices. MSCI undertakes an index construction process, which involves:

▪	defining the equity universe;

▪	determining the market investable equity universe for each market;

▪	determining market capitalization size segments for each market;

▪	applying index continuity rules for the MSCI Standard Index;

▪	creating style segments within each size segment within each market; and

▪	classifying securities under the Global Industry Classification Standard (the “GICS”).

Defining the Equity Universe. The equity universe is defined by:

▪	Identifying Eligible Equity Securities: the equity universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets (“DM”) or Emerging Markets (“EM”). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the equity universe. Real Estate Investment Trusts (“REITs”) in some countries and certain income trusts in Canada are also eligible for inclusion.

▪	Classifying Eligible Securities into the Appropriate Country: each company and its securities (i.e., share classes) are classified in only one country.

Determining the Market Investable Equity Universes. A market investable equity universe for a market is derived by applying investability screens to individual companies and securities in the equity universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the global investable market indices methodology.

The investability screens used to determine the investable equity universe in each market are as follows:

▪	Equity Universe Minimum Size Requirement: this investability screen is applied at the company level. In order to be included in a market investable equity universe, a company must have the required minimum full market capitalization.

▪	Equity Universe Minimum Free Float-Adjusted Market Capitalization Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the equity universe minimum size requirement.

▪	DM and EM Minimum Liquidity Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security must have adequate liquidity. The twelve-month and three-month Annual Traded Value Ratio (“ATVR”), a measure that screens out extreme daily trading volumes and takes into account the free float-adjusted market capitalization size of securities, together with the three-month frequency of trading are used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% of three- and twelve-month ATVR and 90% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of a DM, and a minimum liquidity level of 15% of three- and twelve-month ATVR and 80% of three-month frequency of trading over the last four consecutive quarters are required for inclusion of a security in a market investable equity universe of an EM.

▪	Global Minimum Foreign Inclusion Factor Requirement: this investability screen is applied at the individual security level. To be eligible for inclusion in a market investable equity universe, a security’s Foreign Inclusion Factor (“FIF”) must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a market investable equity universe.

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▪	Minimum Length of Trading Requirement: this investability screen is applied at the individual security level. For an initial public offering (“IPO”) to be eligible for inclusion in a market investable equity universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a semi–annual index review (as described below). This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the minimum length of trading requirement and may be included in a market investable equity universe and the Standard Index outside of a Quarterly or Semi–Annual Index Review.

Defining Market Capitalization Size Segments for Each Market. Once a market investable equity universe is defined, it is segmented into the following size–based indices:

▪	Investable Market Index (Large + Mid + Small);

▪	Standard Index (Large + Mid);

▪	Large Cap Index;

▪	Mid Cap Index; or

▪	Small Cap Index.

Creating the size segment indices in each market involves the following steps:

▪	defining the market coverage target range for each size segment;

▪	determining the global minimum size range for each size segment;

▪	determining the market size–segment cutoffs and associated segment number of companies;

▪	assigning companies to the size segments; and

▪	applying final size–segment investability requirements.

Index Continuity Rules for the Standard Indices. In order to achieve index continuity, as well as to provide some basic level of diversification within a market index, and notwithstanding the effect of other index construction rules described in this section, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

Creating Style Indices within Each Size Segment. All securities in the investable equity universe are classified into value or growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard. All securities in the global investable equity universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor’s, the GICS. Under the GICS, each company is assigned to one sub–industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI global investable market indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability, and low index turnover. In particular, index maintenance involves:

(i)	Semi–Annual Index Reviews (“SAIRs”) in May and November of the Size Segment and Global Value and Growth Indices which include:

▪	updating the indices on the basis of a fully refreshed equity universe;

▪	taking buffer rules into consideration for migration of securities across size and style segments; and

▪	updating FIFs and Number of Shares (“NOS”).

(ii)	Quarterly Index Reviews (“QIRs”) in February and August of the Size Segment Indices aimed at:

▪	including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index;

▪	allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR; and

▪	reflecting the impact of significant market events on FIFs and updating NOS.

(iii)	Ongoing Event–Related Changes: changes of this type are generally implemented in the indices as they occur. Significantly large IPOs are included in the indices after the close of the company’s tenth day of trading.

Neither we nor any of our affiliates, including MLPF&S, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the MSCI EAFE Index, the MSCI Emerging Markets Index, or any successor to these indices. MSCI does not guarantee the accuracy or the completeness of the MSCI EAFE Index, the MSCI Emerging Markets Index, or any data included in these indices. MSCI assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the

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MSCI EAFE Index or the MSCI Emerging Markets Index. MSCI disclaims all responsibility for any errors or omissions in the calculation and dissemination of the MSCI EAFE Index, the MSCI Emerging Markets Index, or the manner in which these indices are applied in determining the amount payable on the notes at maturity.

Historical Data of the iShares® MSCI EAFE ETF

The following table sets forth the high and low closing prices of the shares of the iShares® MSCI EAFE ETF from the first quarter of 2008 through January 24, 2014. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of shares of the iShares® MSCI EAFE ETF should not be taken as an indication of future performance, and we cannot assure you that the price per share of the iShares® MSCI EAFE ETF will not decrease.

		High ($)	Low ($)
2008	First Quarter	78.35	68.31
	Second Quarter	78.52	68.10
	Third Quarter	68.04	53.08
	Fourth Quarter	55.88	35.71

2009	First Quarter	45.44	31.69
	Second Quarter	49.04	38.57
	Third Quarter	55.81	43.91
	Fourth Quarter	57.28	52.66

2010	First Quarter	57.96	50.45
	Second Quarter	58.03	46.29
	Third Quarter	55.42	47.09
	Fourth Quarter	59.46	54.25

2011	First Quarter	61.91	55.31
	Second Quarter	63.87	57.10
	Third Quarter	60.80	46.66
	Fourth Quarter	55.57	46.45

2012	First Quarter	55.80	49.15
	Second Quarter	55.51	46.55
	Third Quarter	55.15	47.62
	Fourth Quarter	56.88	51.96

2013	First Quarter	59.89	56.90
	Second Quarter	63.53	57.03
	Third Quarter	65.05	57.55
	Fourth Quarter	67.06	62.71

2014	First Quarter (through January 24, 2014)	67.13	64.85

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Strategic Accelerated Redemption Securities® Linked to an International Equity Basket, due March , 2015

Historical Data of the iShares® MSCI Emerging Markets ETF

The following table sets forth the high and low closing prices of the shares of the iShares® MSCI Emerging Markets ETF from the first quarter of 2008 through January 24, 2014. The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places. The historical closing prices of shares of the iShares® MSCI Emerging Markets ETF should not be taken as an indication of future performance, and we cannot assure you that the price per share of the iShares® MSCI Emerging Markets ETF will not decrease.

		High ($)	Low ($)
2008	First Quarter	50.37	42.17
	Second Quarter	51.70	44.43
	Third Quarter	44.43	31.33
	Fourth Quarter	33.90	18.22

2009	First Quarter	27.09	19.94
	Second Quarter	34.64	25.65
	Third Quarter	39.29	30.75
	Fourth Quarter	42.07	37.56

2010	First Quarter	43.22	36.83
	Second Quarter	43.98	36.16
	Third Quarter	44.77	37.59
	Fourth Quarter	48.58	44.77

2011	First Quarter	48.69	44.63
	Second Quarter	50.21	45.50
	Third Quarter	48.46	34.95
	Fourth Quarter	42.80	34.36

2012	First Quarter	44.76	38.23
	Second Quarter	43.54	36.68
	Third Quarter	42.37	37.42
	Fourth Quarter	44.35	40.14

2013	First Quarter	45.20	41.80
	Second Quarter	44.23	36.63
	Third Quarter	43.29	37.34
	Fourth Quarter	43.66	40.44

2014	First Quarter (through January 24, 2014)	40.27	38.24

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the Basket Components.

License Agreement

BlackRock and Barclays have entered into a non-exclusive license agreement under which BlackRock has licensed to Barclays and certain of its affiliates the right to use the iShares® mark in connection with each Basket Component. The license agreement provides that the following language must be set forth in this term sheet:

iShares® and BlackRock® are registered trademarks of BlackRock and its affiliates. BlackRock has licensed certain trademarks and trade names of BlackRock to Barclays. The notes are not sponsored, endorsed, sold or promoted by BlackRock. BlackRock makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BlackRock has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

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Supplement to the Plan of Distribution

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S will not receive an underwriting discount for notes sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. MLPF&S has advised us that, at its discretion, for a short, undetermined initial period after the issuance of the notes, any purchase price paid by MLPF&S in the secondary market may be, in certain circumstances, closer to the amount that you paid for the notes than to the initial estimated value. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at a price that exceeds the initial estimated value.

The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding Barclays or for any purpose other than that described in the immediately preceding sentence.

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Basket. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The economic terms of the notes are based on our internal funding rates, which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date will be based on our internal funding rates. Our estimated value of the notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Payments on the notes, including the amount you receive at maturity or upon an automatic call, will be calculated based on the $10 per unit Original Offering Price and will depend on the performance of the Basket. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates or our affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the note and the tenor of the hedging arrangements. The economic terms of the notes and their estimated value depend in part on the terms of these hedging arrangements, any estimated profit that we or any of our affiliates expect to earn in connection with structuring the notes, and estimated costs which we may incur in hedging our obligations under the notes.

MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.05 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions. Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.

For further information, see “Risk Factors — General Risks Relating to the Notes” beginning on page S-9 and “Use of Proceeds” on page S-23 of product supplement ETF STR-1.

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Material U.S. Federal Income Tax Considerations

The material tax consequences of your investment in the notes are summarized below. The discussion below supplements the discussions under “Material U.S. Federal Income Tax Considerations” beginning on page S-39 of product supplement ETF STR-1, and “Certain U.S. Federal Income Tax Considerations”, beginning on page S-126 of the Series A MTN prospectus supplement. As described in the product supplement ETF-STR-1, this section applies to you only if you are a U.S. holder (as defined in product supplement ETF STR-1) and you hold your notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in product supplement ETF STR-1 (for example, if you did not purchase your notes in the initial issuance of the notes).

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes should be treated in the manner described below. This opinion assumes that the description of the terms of the notes in this free writing prospectus is materially correct.

The U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different than described below. Pursuant to the terms of the notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your notes as a pre-paid cash-settled derivative contract with respect to the Basket. Subject to the discussion of Section 1260 of the Internal Revenue Code (the “Code”) below, if your notes are so treated, you should generally recognize capital gain or loss upon the sale, redemption or maturity of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year, and otherwise should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

Although not entirely clear, it is possible that the purchase and ownership of the notes could be treated as a “constructive ownership transaction” with respect to the Basket that is subject to the rules of Section 1260 of the Code. Because the notes have a return profile that differs substantially from the return profile of the Basket, we believe that Section 1260 the Code should not apply to your notes. If your notes were subject to the constructive ownership rules, however, any long-term capital gain that you realize upon the sale, redemption or maturity of your notes would be recharacterized as ordinary income (and you would be subject to an interest charge on the deferred tax liability with respect to such recharacterized amount) to the extent that such long-term capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased the actual number of shares of the Basket referenced by your notes on the date that you purchased your notes and sold those shares on the date of the sale, redemption or maturity of the notes. Because the application of the constructive ownership rules to your notes is unclear, you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes.

As discussed further in product supplement ETF STR-1, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the notes, possibly with retroactive effect. Other alternative treatments for your notes may also be possible under current law. For example, it is possible that your notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Basket that is issued by you to us. You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your notes as well as other possible alternative characterizations, please see the discussions under “Material U.S. Federal Income Tax Considerations” in product supplement ETF STR-1, and “Certain U.S. Federal Income Tax Considerations — Certain Notes Treated as Forward Contracts or Derivative Contracts” in the Series A MTN prospectus supplement. For additional, important considerations related to tax risks associated with investing in the notes, you should also examine the discussion in “Risk Factors — General Risks Relating to the Notes — Significant aspects of the U.S. federal income tax treatment of the notes are uncertain” beginning on page S-16 of product supplement ETF STR-1. You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

Non-U.S. Holders. The following replaces the discussion of Section 871(m) in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders.” Under recently proposed regulations, non-U.S. holders will not be subject to the Section 871(m) withholding tax described in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” on payments made prior to January 1, 2016; accordingly, holders of the notes will not be subject to this tax.

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Where You Can Find More Information

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.

Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“Strategic Accelerated Redemption Securities®” is a registered service mark of Bank of America Corporation, the parent company of MLPF&S.

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